U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number  000-27239

(Check One:)	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D
☐Form N-SAR	☐Form N-CSR

For Period Ending: June 30, 2012

PART I – REGISTRANT INFORMATION

TapImmune Inc.
Full Name of Registrant

1551 Eastlake Avenue East, Suite 100
Address of Principal Executive Office

Seattle, WA 98102
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

 PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended June 30, 2012, due to administrative and accounting delays.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Glynn Wilson: 1-866-359-7541

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TapImmune Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

TapImmune Inc.

Dated: August 15, 2012	By:	/s/ Glynn Wilson
Glynn Wilson
Chairman and CEO